UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

05036713

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RECEIVED FEB 2 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navellier Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One East Liberty Street, 3rd Floor
(No. and Street)

Reno (City) NV (State) 89501 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arjen Kuyper (775) 785-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

RECD S.E.C.
FEB 2 2 2005
528

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arjen Kuyper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navellier Securities Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer
Title

Notary Public

Notary Public State of Nevada
COUNTY OF WASHOE
CHERYL CZYZ
My Appointment Expires
November 4, 2005
No. 94-2674-2

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Supplementary Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVELLIER SECURITIES CORP.

TABLE OF CONTENTS

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholder
Navellier Securities Corp.
Reno, Nevada

We have audited the accompanying statement of financial condition of Navellier Securities Corp. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Navellier Securities Corp. as of December 31, 2004, and the results of its operations, changes in its stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information for the computation of net capital contained in Part II A of the Financial and Operation Combined Uniform Single Report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 16, 2005

NAVELLIER SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash	$ 342,247
Receivables from mutual funds	2,874
Total assets	$ 345,121

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable – affiliate	$ 26,655
Accounts payable – others	30,335
Total liabilities	56,990
Stockholder's Equity	
Common stock, par value $.01;	
60,700 shares authorized, issued and outstanding,	601
Additional paid-in capital	(27,906)
Retained earnings	315,436
Total stockholder's equity	288,131
Total liabilities and stockholder's equity	$ 345,121

NAVELLIER SECURITIES CORP.

STATEMENT OF OPERATIONS

Year Ended December 31, 2004

Revenue	
Fees from sale of investment company shares	$543,015
Total revenue	543,015
Expenses	
Regulatory fees and expenses	60,959
Other operating expenses	452,266
Total expenses	513,225
Net income	$ 29,790

The accompanying notes are an integral part of these financial statements.

NAVELLIER SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2004

	Common Stock			
	Shares	Par Value	Paid-In Capital	Retained Earnings
Balance, January 1, 2004	60,700	$601	$ (27,906)	$286,485
Net income	-			29,790
Shareholder distribution		-		(839)
Balance, December 31, 2004	60,700	$601	$ (27,906)	$315,436

NAVELLIER SECURITIES CORP.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2004

Cash flows from operating activities	
Net income	$ 29,790
Adjustments to reconcile net income to net cash used in operating activities	
(Increase) decrease in Receivable from mutual funds	10,690
Increase (decrease) in Accounts payable	(5,432)
Net cash provided by operating activities	35,048
Cash flows from shareholder activities	
Distribution to shareholder	(839)
Net increase (decrease) in cash	34,209
Cash	
Beginning of year	308,038
End of year	$342,247

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Navellier Securities Corp. (the ***"Company"***) is a Nevada corporation incorporated May 5, 1993. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company provides broker-dealer services for the Navellier Performance Funds (the ***"Funds"***).

ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash equivalents are carried at cost, which approximates market. The Company considers all highly liquid investments with a maturity date of three months or less when purchased to be cash equivalents.

CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with its principal bank which is a high credit, quality financial institution.

COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

FEDERAL INCOME TAXES

The Company has elected to be treated as an S corporation under the Internal Revenue Code. Accordingly, the Company's taxable income is reported in the individual federal income tax return of the stockholder. Consequently, no provision for federal income taxes is reflected in the accompanying financial statements.

ADVERTISING

Advertising costs are expensed when incurred.

(2) RELATED PARTY TRANSACTIONS

The Company acts as the fund distributor for the Funds. The Company, which is the principal underwriter of the Funds' shares, renders its services to the Funds pursuant to a distribution agreement. Certain officers and Directors of the Company are also officers and Trustees of the Funds.

(3) REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2004, the Company's regulatory net capital was $285,257, which was $280,257 in excess of the required net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was .20 to 1.

SUPPLEMENTAL SCHEDULE

NAVELLIER SECURITIES CORP.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

December 31, 2004 **Schedule 1**

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition		$288,131
2. Deduct: ownership not allowable for net capital		-
3. Total ownership equity qualified for net capital		288,131
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other deductions or allowable credits		-
5. Total capital and allowable subordinated liabilities		288,131
6. Deductions and/or charges:		
A. Total non-allowable assets from supporting schedule (Page 9)	$2,874	
B. Aged fail-to-deliver	-	
C. Other deductions and/or charges	-	
		2,874
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		285,257
9. Haircuts on securities:		
A Contractual securities commitments		
B. Trading and investment securities:		
1. U.S. Government agency obligations	-	
2. Money Market Funds	-	
3. State and municipal government obligations	-	
4. Corporate obligations	-	
5. Other	-	
		-
10. Net capital		$285,257

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6-2/3% of line 19)	$ 3,799
12. Minimum dollar net capital requirement of reporting broker	$ 5,000
13. Net capital requirement (greater of line 11 or 12)	$ 5,000
14. Excess net capital (line 10 less line 13)	$280,257
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$279,558

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$ 56,990
17. Additions	-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))	-
19. Total aggregate indebtedness	$ 56,990
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)	.20 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5
There were no differences between this computation of Net Capital and the corresponding computation prepared by Navellier Securities Corp. and included in the Company's unaudited Part IIA FOCUS filing as of the same date.

SCHEDULE OF NON-ALLOWABLE ASSETS (LINE 6A)

Receivable from mutual funds	$2,874

OTHER INFORMATION

TAIT, WELLER & BAKER
Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Navellier Securities Corp.
Reno, Nevada

In planning and performing our audit of the financial statements of Navellier Securities Corp. (the ***"Company"***), for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and is not intended to be and should not be used by anyone other than these specified parties.

Tait, Weller & Baker

Philadelphia, Pennsylvania
February 16, 2005